Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE FISCAL COUNCIL

OF JUNE 14, 2017

DATE, TIME AND PLACE: On June 14, 2017 at 8:00 a.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso PM, room 1, in the city and state of São Paulo.

CHAIRMAN: José Caruso Cruz Henriques.

QUORUM: The totality of the elected members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

José Caruso Cruz Henriques was appointed Chairman of the Company`s Fiscal Council and Councilor Alkimar Ribeiro Moura to substitute him in his absences or incapacity, pursuant to Article 2 of the Fiscal Council`s Internal Charter, for the current annual term of office.

CONCLUSION: With the work of the meeting concluded, these minutes were drafted, read, approved and signed by all. (signed) José Caruso Cruz Henriques – Chairman; Alkimar Ribeiro de Moura and Carlos Roberto de Albuquerque Sá – Councilors.

São Paulo (SP), June 14, 2017.

MARCELO KOPEL

Investor Relations Officer